

April 16, 2015

Venkat Nallapati
Chief Executive Officer
AdeptPros Inc.
14301 87th Street, Suite 110
Scottsdale, AZ 85260

    Re: **AdeptPros Inc.**
            Amendment No. 2 to Registration Statement on Form S-1
            File No. 333-195995
            Filed March 24, 2015

Dear Mr. Nallapati:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to the letter dated June 11, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comments 8 and 14 regarding your Application Development segment and largest customer, Sutoer Solutions. According to the disclosure on pages 5 and 20, sales to Sutoer Solutions, a contractor for Houghton Mifflin, represented 87% of your total revenue for the 12 months ended March 31, 2014. Please substantially revise your management's discussion and analysis and business sections to describe your relationship with Sutoer Solutions in more detail. For example, please provide the following disclosure:

- Please provide a materially complete description of your agreements with Sutoer Solutions;
- Please disclose the percentage of your revenue attributable to Sutoer Solutions for the three and nine month periods ended December 31, 2014;
- In your MD&A, please explain any material period-to-period revenue changes attributable to Sutoer Solutions;
- Please revise your business section to explain which descriptions refer to your arrangements with Sutoer Solutions. For example, it is unclear whether cited clients refer to Sutoer Solutions' clients or your direct clients; and
- File your agreements with Sutoer Solutions as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

2.   We note your response to prior comment 3. We continue to note your interim financial statements do not contain page numbers. Please ensure financial statements in future amendments contain page numbers.

Risk Factors

We Are Not a Fully Reporting Company Under the Securities Exchange Act of 1934 …, page 13

3.   In response to prior comment 9, you indicate that you have revised a risk factor to include a discussion about the effects on your ability to be quoted on the Over-the-Counter Bulletin Board should you suspend your periodic reporting obligations under Section 15(d). However, we are unable to find any disclosure that if you no longer continue to file periodic reports, you will no longer meet the Over-Counter Bulletin Board's eligibility requirements to continue quotation. Please revise.

Description of Business

Services: App Development unit includes the following services, page 22

4.   We note your response to prior comment 13 regarding your client base for your App Development unit and your focus on "acquiring multi-million dollar and multi-year projects." Please revise the disclosure on page 22 to clarify, if true, that you have not yet entered into any multi-million dollar or multi-year projects and that 87% of your revenues for the fiscal year ended March 31, 2014 were generated from Sutoer Solutions. In addition, to provide investors context as to the size of your actual projects, consider disclosing average revenue per application or project.

Description of Property, page 26

5.   We note your response to prior comment 15 regarding your Bangalore month-to-month lease. Please file this agreement as an exhibit pursuant to Item 601(b)(10)(i)(D) of Regulation S-K or explain to us why the lease is not material.

Notes to Condensed Consolidated Financial Statements

Note 6 – Subsequent Events

6.   We note your response to prior comment 16. It does not appear that your disclosure has been expanded. Please disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to FASB ASC 855-10-50-1.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7.   We note your expanded disclosures in response to prior comment 18. Please address the following items:

- Your expanded disclosures on page 23 indicate that you have customer owned applications and company owned applications. Please clarify your revenue recognition policy to disclose how you recognize revenue for your company owned applications.
- We note your expanded disclosures beginning on page 23 indicate that you offer or have offered ongoing support and updates for both your customer owned applications and company owned applications. Your revenue recognition policy does not appear to address these deliverables. Please advise. Refer to FASB ASC 985-605-25-66 through 25-73.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the three and nine months ended December 31, 2014 and 2013, page 28

8.   Your response to the second bullet point in prior comment 23 that you do not recognize a tax benefit is unclear to us. Specifically in your interim consolidated statements of operations, we note for the three months ended December 31, 2013 and for the nine months ended December 31, 2014 and 2013, your net income increased from your

income before provision for income taxes. As such, it appears that you do recognize a tax benefit in each of these periods. Please advise. Include a discussion of provision for income taxes that explains why the Company recognizes a tax benefit in each of these periods although you have generated income before income taxes.

Liquidity and Capital Resources, page 33

9.   We note your expanded disclosures in response to prior comment 24. You should provide a more detailed discussion and analysis of operating cash flows for the year ended March 31, 2014 as well as for the nine months ended December 31, 2014. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350.

Security Ownership of Certain Beneficial Owners and Management, page 40

10.   We note your response to prior comment 30 clarifying that your principal shareholders Jayaram Kode and Sekhar Kolla do not have a current role with you. Please explain why you disclose their addresses as the same as your principal executive offices if they are not officers, directors or employees. Otherwise, please revise to disclose their business, mailing or residence address.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC